07005216

SEC MAIL PROCESSING RECEIVED MAR 30 2007 WASH. D.C. 186 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43115 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Wainwright & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

52 Vanderbilt Avenue, 12th Floor
(No. and Street)

New York, (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John Clarke (212) 856-5700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 17 2007 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, John Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE HARRISON
Notary Public, State of New York
No. 01HA6125900
Qualified in Queens County
Term Expires April 25, 2009

Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

## H.C. WAINWRIGHT & CO., INC.

December 31, 2006

Grant Thornton

Accountants and Business Advisors

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder of
**H.C. Wainwright & Co., Inc.**

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (the "Company"), a wholly-owned subsidiary of H.C. Wainwright Holding Corporation, as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
March 29, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com



Grant Thornton LLP
US member of Grant Thornton International

H.C. Wainwright & Co., Inc.
(A wholly-owned subsidiary of H.C. Wainwright Holding Corporation)

## STATEMENT OF FINANCIAL CONDITION

December 31, 2006

### ASSETS

| | |
|---|---|
| Cash | $ 62,110 |
| Restricted cash | 338,706 |
| Due from brokers | 2,369,190 |
| Securities owned, at market value | 32,384,734 |
| Deferred tax asset, net of allowance of $1,107,000 | 690,000 |
| Interest receivable | 373,275 |
| Furniture and fixtures, net of accumulated depreciation | 303,883 |
| Other assets | 246,761 |
| Total assets | $36,768,659 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Securities sold, not yet purchased, at market value | $26,225,927 |
| Accounts payable and accrued expenses | 695,593 |
| Interest payable | 299,975 |
| Deferred rent liability | 162,178 |
| Commissions payable | 164,923 |
| | 27,548,596 |
| Commitments | |
| Subordinated borrowings | 7,000,000 |
| Stockholder's equity | |
| Common stock | 883,863 |
| Paid-in capital | 15,530,173 |
| Accumulated deficit | 14,095,923 |
| Treasury stock | (98,050) |
| Total stockholder's equity | 2,220,063 |
| Total liabilities and stockholder's equity | $36,768,659 |

*The accompanying notes are an integral part of this statement.*

# NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

## NOTE A - SIGNIFICANT ACCOUNTING POLICIES

1. *The Company*

H.C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent") is a Massachusetts corporation and a broker and dealer in securities. The Company operates in three principal segments: capital markets, equities and investment banking. The Company introduces brokerage transactions for clearance and execution services to Legent Clearing Corp., E-TRADE and Pershing, LLC ("clearing brokers"), on a fully disclosed basis.

Management believes the Company will achieve sufficient earnings and cash flows in 2007 to support and sustain continued operations. The Parent is of the same belief and is prepared to support and fund any cash needs should they arise.

2. *Securities Transactions*

Proprietary securities transactions and related commission revenues and expenses are recorded in the financial statements on a trade-date basis.

3. *Securities Owned, at Fair Value*

Securities owned consist of proprietary positions in bonds, equities and restricted stock and warrants, which are valued at their estimated fair market value. Realized and unrealized gains or losses are recorded in the statement of operations.

4. *Depreciation and Amortization*

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

**NOTE A (continued)**

5. *Income Taxes*

The Company is included in the consolidated Federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company files on a separate return basis; and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Amount due from Parent related to the deferred income tax asset was $690,000 at December 31, 2006, which relates to the 2002 and 2004 net operating losses, will expire for tax purposes in years 2017 and 2019. Net operating losses relating to 2006, which are fully reserved, will expire for tax purposes in 2021.

6. *Cash and Restricted Cash*

Cash consists of checking accounts and money market funds held with two nationally recognized banks. The Company has a restricted cash balance of $338,706 at December 31, 2006. This restricted cash supports a fully collateralized letter of credit for the lease of its New York City office space.

7. *Investment Banking*

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

8. *Use of Estimates*

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE A (continued)

9. *Securities Owned and Securities Sold Short, Not Yet Purchased*

Securities owned may be pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations

## NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $3,237,096, which was $3,137,096 in excess of its required minimum net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 42%.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

The Company was in violation of the debt equity ratio at December 31, 2006. See Note J for additional information.

## NOTE C - DUE FROM BROKERS

The agreement between the Company and clearing brokers provides that the Company is obligated to assume any exposure related to nonperformance by its customers, thus exposing the Company to off-balance-sheet risk in the event that the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from the clearing brokers on a regular basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary. Receivable from clearing brokers represents cash on deposit at the clearing brokers. The clearing brokers are members of various stock exchanges and are subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Due from brokers also includes amounts related to unsettled securities transactions.

## NOTE D - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows (in thousands):

| | Owned | Sold, not yet purchased |
|---|---|---|
| Obligations of U.S. government | $ 1,574 | $ 7,437 |
| Corporate bonds | 23,014 | 14,103 |
| Corporate stocks | 6,652 | 4,686 |
| Option, warrants and other | 1,145 | - |
| Total | $32,385 | $26,226 |

## NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations for its office space in New York City under the terms of a noncancelable operating lease agreement that expires in 2012. The lease agreement is with an affiliated company of the Parent. Future minimum annual rental commitments under this agreement are as follows:

| Year ending December 31, | |
|---|---|
| 2007 | $324,856 |
| 2008 | 339,051 |
| 2009 | 371,673 |
| 2010 | 382,823 |
| 2011 | 394,308 |
| Thereafter | 33,427 |

## NOTE F - SAVINGS AND INVESTMENT PLAN

The Company provides a savings and investment plan for eligible employees. The plan is a defined contribution plan, which allows for a compensation reduction feature under Section 401(k) of the Internal Revenue Code. A matching employer contribution, not to exceed 6% of the employee's compensation for the plan year, may be made to each employee's account at the Company's discretion.

## NOTE G - RELATED-PARTY TRANSACTIONS

The Company received a cash infusion in the amount of $10 million from the Parent. The cash infusion of $7,000,000 is classified as a subordinated note bearing interest at 8% per annum. The remaining $3,000,000 was added to additional paid-in capital and will be used to increase working and regulatory capital, to enhance the Company's operations and to expand the Company into new trading platforms in the capital market business.

## NOTE H - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In addition, the Company maintains balances at its banks in excess of the Federal Deposit Insurance Corporation limits.

## NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2006.

## NOTE J - SUBSEQUENT EVENT

On March 27, 2007, the Parent elected to transfer $1,500,000 of the subordinated note to additional paid-in capital. The Company expects this recapitalization will bring the debt to equity ratio below 70% and into compliance with SEC rule 15c3-1.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


60 Broad Street
New York, New York 10004
**Tel: 212 422-1000**
**Fax: 212 422-0144**
www.grantthornton.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

**H.C. WAINWRIGHT & CO. INC.**

December 31, 2006

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
**H.C. Wainwright & Co. Inc.**

In planning and performing our audit of the financial statements of H.C. Wainwright & Co. Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
March 29, 2007

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International


60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END